Exhibit 99.1

                            Explanation of Responses

All of the securities disclosed in Table I of this Form 4 are owned by Warburg Pincus Private Equity VIII, L.P. and two affiliated partnerships ("WP VIII"). Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), which is a subsidiary of Warburg Pincus & Co., a New York general partnership ("WP"), is the sole general partner of WP VIII. Warburg Pincus LLC, a New York limited liability company ("WP LLC," and together with WP VIII, WPP LLC and WP, the "Warburg Pincus Entities"), manages WP VIII. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), WP, WPP LLC and WP LLC may be deemed to be the beneficial owners of the securities beneficially owned by WP VIII. WP, WPP LLC and WP LLC each disclaim beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein. William H. Janeway and Jeffrey A. Harris, became directors of Nuance Communications, Inc. (formerly ScanSoft, Inc.) on April 8, 2004 and September 15, 2005, respectively. Mr. Janeway is a partner of WP and a member and a Vice Chairman of WP LLC. Mr. Harris is a partner of WP and a member and a Managing Director of WP LLC. As such, Mr. Janeway and Mr. Harris may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the securities beneficially owned by WP VIII, WPP LLC, WP LLC and WP. Mr. Janeway and Mr. Harris disclaim beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Entities. Messrs Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Entities.